CVS Health + Aetna Revolutionizing the Consumer Health Care Experience December 2017 Filed by CVS Health Corporation Pursuant to Rule 425 under the Securities Act of 1933 And deemed filed pursuant to Rule 14a-12 Under the Securities Exchange Act of 1934 Subject Company: Aetna Inc. Commission File No.: 001-16095 Date: December 6, 2017

IMPORTANT INFORMATION No Offer or Solicitation   This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.   Additional Information and Where to Find It   In connection with the proposed transaction between CVS Health Corporation (“CVS Health”) and Aetna Inc. (“Aetna”), CVS Health and Aetna will file relevant materials with the Securities and Exchange Commission (the “SEC”), including a CVS Health registration statement on Form S-4 that will include a joint proxy statement of CVS Health and Aetna that also constitutes a prospectus of CVS Health, and a definitive joint proxy statement/prospectus will be mailed to stockholders of CVS Health and shareholders of Aetna. INVESTORS AND SECURITY HOLDERS OF CVS HEALTH AND AETNA ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by CVS Health or Aetna through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by CVS Health will be available free of charge within the Investors section of CVS Health’s Web site at http://www.cvshealth.com/investors or by contacting CVS Health’s Investor Relations Department at 800-201-0938. Copies of the documents filed with the SEC by Aetna will be available free of charge on Aetna’s internet website at http://www.Aetna.com or by contacting Aetna’s Investor Relations Department at 860-273-8204.

Participants in Solicitation   CVS Health, Aetna, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of CVS Health is set forth in its Annual Report on Form 10-K for the year ended December 31, 2016 (“CVS Health’s Annual Report”), which was filed with the SEC on February 9, 2017, its proxy statement for its 2017 annual meeting of stockholders, which was filed with the SEC on March 31, 2017, and its Current Report on Form 8-K, which was filed with the SEC on May 12, 2017. Information about the directors and executive officers of Aetna is set forth in its Annual Report on Form 10-K for the year ended December 31, 2016 (“Aetna’s Annual Report”), which was filed with the SEC on February 17, 2017, its proxy statement for its 2017 annual meeting of shareholders, which was filed with the SEC on April 7, 2017, and its Current Reports on Form 8-K, which were filed with the SEC on May 24, 2017 and October 2, 2017. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.   Cautionary Statement Regarding Forward-Looking Statements   The Private Securities Litigation Reform Act of 1995 (the “Reform Act”) provides a safe harbor for forward-looking statements made by or on behalf of CVS Health or Aetna. This communication may contain forward-looking statements within the meaning of the Reform Act. You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “can,” “continue,” “could,” “estimate,” “evaluate,” “expect,” “explore,” “forecast,” “guidance,” “intend,” “likely,” “may,” “might,” “outlook,” “plan,” “potential,” “predict,” “probable,” “project,” “seek,” “should,” “view,” or “will,” or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond CVS Health’s and Aetna’s control.

Statements in this communication regarding CVS Health and Aetna that are forward-looking, including CVS Health’s and Aetna’s projections as to the closing date for the pending acquisition of Aetna (the “transaction”), the extent of, and the time necessary to obtain, the regulatory approvals required for the transaction, the anticipated benefits of the transaction, the impact of the transaction on CVS Health’s and Aetna’s businesses, the expected terms and scope of the expected financing for the transaction, the ownership percentages of CVS Health’s common stock of CVS Health stockholders and Aetna shareholders at closing, the aggregate amount of indebtedness of CVS Health following the closing of the transaction, CVS Health’s expectations regarding debt repayment and its debt to capital ratio following the closing of the transaction, CVS Health’s and Aetna’s respective share repurchase programs and ability and intent to declare future dividend payments, the number of prescriptions used by people served by the combined companies’ pharmacy benefit business, the synergies from the transaction, and CVS Health’s, Aetna’s and/or the combined company’s future operating results, are based on CVS Health’s and Aetna’s managements’ estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond their control. In particular, projected financial information for the combined businesses of CVS Health and Aetna is based on estimates, assumptions and projections and has not been prepared in conformance with the applicable accounting requirements of Regulation S-X relating to pro forma financial information, and the required pro forma adjustments have not been applied and are not reflected therein. None of this information should be considered in isolation from, or as a substitute for, the historical financial statements of CVS Health and Aetna. Important risk factors related to the transaction could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to: the timing to consummate the proposed transaction; the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained or is obtained subject to conditions that are not anticipated; the risk that a condition to the closing of the proposed transaction may not be satisfied; the ability to achieve the synergies and value creation contemplated; CVS Health’s ability to promptly and effectively integrate Aetna’s businesses; and the diversion of and attention of management of both CVS Health and Aetna on transaction-related issues.   .

In addition, this communication may contain forward-looking statements regarding CVS Health’s or Aetna’s respective businesses, financial condition and results of operations. These forward-looking statements also involve risks, uncertainties and assumptions, some of which may not be presently known to CVS Health or Aetna or that they currently believe to be immaterial also may cause CVS Health’s or Aetna’s actual results to differ materially from those expressed in the forward-looking statements, adversely impact their respective businesses, CVS Health’s ability to complete the transaction and/or CVS Health’s ability to realize the expected benefits from the transaction. Should any risks and uncertainties develop into actual events, these developments could have a material adverse effect on the transaction and/or CVS Health or Aetna, CVS Health’s ability to successfully complete the transaction and/or realize the expected benefits from the transaction. Additional information concerning these risks, uncertainties and assumptions can be found in CVS Health’s and Aetna’s respective filings with the SEC, including the risk factors discussed in “Item 1.A. Risk Factors” in CVS Health’s and Aetna’s most recent Annual Reports on Form 10-K, as updated by their Quarterly Reports on Form 10-Q and future filings with the SEC.   You are cautioned not to place undue reliance on CVS Health’s and Aetna’s forward-looking statements. These forward-looking statements are and will be based upon management’s then-current views and assumptions regarding future events and operating performance, and are applicable only as of the dates of such statements. Neither CVS Health nor Aetna assumes any duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date.   .

Compelling Strategic Rationale

A CVS Health-Aetna Combination Is the Right Transaction at the Right Time The right time to transform the companies to meet the evolving needs of the health care system by reducing spending and fixing flaws in the current system The two companies have a shared strategic vision to revolutionize the consumer health care experience The combination is the natural evolution of pharmacy and medical benefit management CVS Health + Aetna: superior health outcomes at a lower cost

Compelling Strategic Combination COMPELLING STRATEGIC RATIONALE Highly diversified, strong and stable cash flows Creates a leading health care platform with unmatched suite of services Improved quality of care through enhanced data integration / predictive analytics High-touch connectivity to consumers as go-to local health care access point Drives efficiencies and lower cost of care through an integrated model Significant synergy potential of $750M in 2nd full year; greater long-term opportunity Low- to mid-single digit accretion expected in 2nd full year; no meaningful impact in year one CVS Health + Aetna: the best value creation opportunity

CVS Health-Aetna Combination Will Help Address U.S. Health Care System Challenges Growth in Health Care Expenditures Increasing Health Care Consumerism Movement to Value-Based Care Integrating medical and pharmacy benefits with consumer touchpoints to improve outcomes and lower costs Broad market access Unique customer touchpoints Digital assets to drive patient engagement Combined assets promote lower-cost sites of care and enhanced clinical care programs Aging U.S. Population More competitive Medicare Advantage and Part D offerings enable efficiencies and complementary expertise CVS Health + Aetna will create new solutions to revolutionize health care

To Compete in the Future, a Number of New Assets and Capabilities Will Be Required Additional capabilities required going forward Access to high-quality, lower-cost sites of care Lower-cost models of care delivery will be crucial given margin compression and shift to value-based care Reducing costs for government programs Ability to improve member outcomes and effectively manage complex patients Ability to reach patients and improve health outcomes New ways of identifying (e.g., data and predictive analytics) and engaging patients to drive behavior change will be critical to lowering medical costs for patients and payors Strong health care services assets Tools / services to lower costs and improve outcomes for own members and which can be sold to other health plans / providers Contract with providers for best price Underwrite risk Manage utilization COMPELLING STRATEGIC RATIONALE Traditional bases of competition needed but not sufficient

World class consumer health and engagement model Leading health financing platform Best-in-class service Targeted solutions to improve health and wellness Differentiated provider collaboration experience – equipping providers with tools to succeed Innovative plan designs CVS Health and Aetna Bring Unique and Differentiated Capabilities to the Combination Unparalleled reach that positions us as the front door to health care Ability to support patients, payors and providers with innovative, channel-agnostic solutions Broad capabilities to holistically manage patients Deep clinical expertise and insights Leading provider of pharmacy services in long-term care Unmatched scale in the U.S. making us low-cost provider COMPELLING STRATEGIC RATIONALE

Integrated Health Care Platform Offers Better Care and Convenience at a Lower Cost Better clinical outcomes from combination of medical and pharmacy claims data Increased patient satisfaction from enhanced consumer engagement More convenient care from access to “Health Care Hub” Lower cost to the patient and client Increased speed and efficiency of treatment Member and client benefits Quality Patients Payors Providers Retail Long-Term Care Pharmacy Mail Pharmacy Benefits Specialty Population Health Tools Medical Benefits Digital Clinical Programs Walk-In Clinics Infusion Data & Analytics Benefits Navigator Medical Claims Editing

Example: CVS Health + Aetna Can Help Better Manage Medical Cost for Chronic Patients Pain points in current model Ways CVS Health + Aetna can improve Components of care delivery model Inconvenient and inaccessible health care delivery system Insufficient time to fully manage patient population Lack of support after a medical event Lack of coordination to address gaps in care/ unaligned incentives Convenient locations and strong local presence In-home and local community-based care New forms of patient interactions to complement physician office visits Enhanced consumer experience Transitions of care, along with care coaches /pharmacists and other programs Value-based provider relationships Combined pharmacy and medical data – integrated patient records COMPELLING STRATEGIC RATIONALE Patient engagement Alignment across providers Access to care Post-discharge

CVS Health + Aetna: Merging Complementary Expertise

CVS Health: Pharmacy Expertise Mail Order Pharmacy Retail Pharmacy Specialty Pharmacy Retail Clinics Long-Term Care Pharmacy Infusion Services Extensive suite of pharmacy services and patient touchpoints

Nationwide Retail Footprint Provides Direct Touchpoints with Consumers More than 30,000 clinical professionals Nearly 70% of U.S. population lives within 3 miles of a CVS pharmacy More than 50% of U.S. population lives within 10 miles of a MinuteClinic Unsurpassed Reach

CVS Caremark Offers Unmatched Suite of Cost Management Capabilities Utilization Management Formulary Management Network Strategies Generic Programs Cost Management Solutions ü ü ü ü Site-Of-Care Management Medical Claims Editing Real-Time Surveillance Clinical Programs ü ü ü ü Health care affordability improved as client trend lowered to 3.2% Note: Trend based on full-year 2016 data from CVS commercial client cohort (health plans & employers).

Aetna: Medical Benefits Expertise Broad Portfolio of Health Care Services Price transparency tools Technology powering public and private insurance exchanges Clinical and consumer analytics company that drives sustained engagement System navigator that helps users find nearby providers Innovative joint ventures with hospital systems Health insurer offering products in all 50 states Strong relationships with local physician groups and hospitals Provides digital tools and advisory services (e.g., population assessment, clinical analytics, care coordination) Helps providers develop Accountable Care Organizations Leader in use of value-based care models Over 45% of Aetna’s current medical spend flows through a value-based model, with a goal to increase this number to 75% by 2020 Serves employer groups, individuals, providers, and federal, state, and local governments

Nationwide, Geographically Diverse Membership


AK
WA
OR
CA
NV
ID
MT
WY
UT
AZ
NM
CO
ND
SD
NE
KS
OK
TX
MN
IA
MO
AR
LA
WI
IL
MS
MI
IN
KY
TN
AL
OH
GA
FL
SC
NC
WV
VA
PA
NY
VT
NH
ME
MA
RI
CT
NJ
DE
MD
HI

- <50K members
- 50K – 100K members
- 100K – 200K members
- 200K – 500K members
- 500K – 1M members
- 1M – 2M members
- >2M members

As of September 30, 2017, Aetna provides health benefits and services for **~22.2** million medical members across the U.S. and other locations

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CVS Health + Aetna: A New Health Care Platform

Integration of pharmacy and medical data will enhance patient care and risk identification CVS touchpoints throughout U.S. will improve patient engagement and promote healthy behaviors, yielding better clinical outcomes Combination of complementary assets will ensure alignment across providers, bridge gaps in care, and reduce wasteful spending Greater ability to transform health care system from a volume-based to a value-based payment model using a more comprehensive portfolio of services Superior Outcomes at a Lower Cost

Transaction Creates New Solutions to Achieve Cost Savings Chronic Condition Management Savings Readmission reductions Increase patient engagement in transitions of care program with clinic nurses to achieve significant reduction in readmissions Medication adherence Improve coordination among providers to boost adherence for members with cardiovascular disease, diabetes, hypertension, and other conditions Management of chronic conditions Use predictive analytics and support from local nurses to engage and motivate members Primary Care Savings Preventable ED visits reduction Increase management and preventive services (e.g. screenings, vaccinations, injections, in-clinic labs and tests) Redirection of ED visits Educate members regarding alternative options to using emergency departments to reduce non-emergent and PCP-treatable ED visits PCP visits that can be shifted Provide convenient alternative for low-acuity illnesses, injuries, and treatments Lab and Infusion Services Savings Labs can be shifted to lower cost sites Shift labs from hospitals and other higher cost sites (excluding labs drawn in a physician’s office) Infusions can be shifted to lower cost settings Shift infusions for numerous medications from hospitals to more convenient, lower cost clinics and home settings

Focused on Improving Consumer Health and Engagement AETNA STRENGTHS AND CAPABILITIES Clinical Focus Managing Risk Servicing Members Improving health with holistic consumer focus Health financing In-home and local community-based care Enhanced consumer experience Care model that engages and improves health holistically Best-in-class service and advocacy Targeted solutions to improve health and wellness

CVS Health + Aetna: Transaction Details and Financials

Transaction Structure CVS to acquire Aetna pursuant to a Merger Agreement dated December 3, 2017 Transaction will be a reverse subsidiary merger with Aetna surviving the merger pursuant to the terms of the Merger Agreement Aetna will be an indirect, wholly-owned subsidiary of CVS Health CVS and Aetna will work with regulators on change in control filings